Exhibit 12.1

MITCHAM INDUSTRIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended January 31,
	2014	2013	2012	2011	2010
Earnings
Income before income taxes	$6,026	$13,524	$34,330	$6,794	$639
Fixed charges (as outlined below)	314	533	740	756	629

Total earnings, as defined	$6,340	$14,057	$35,070	$7,550	$1,268

Fixed Charges
Interest	$314	$533	$740	$756	$629

Ratio of earnings to fixed charges	20.19	26.37	47.39	9.99	2.02